SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number: 001-12568

BBVA Banco Francés S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Recent event: Resolutions of the Ordinary and Extraordinary Stockholders Meeting held on May 30, 2003

RESOLUTIONS VOTED WITH RESPECT TO EACH ITEM OF THE AGENDA OF THE ORDINARY AND EXTRAORDINARY STOCKHOLDERS’ MEETING OF BANCO FRANCES HELD ON MAY 30, 2003, IN BUENOS AIRES, ARGENTINA

All percentages were calculated by considering positive and negative votes; that is excluding abstentions.

Item 1: Approval of independent accountant’s compensation for auditing the Annual Financial Statements for the fiscal year January – December 2002. Appointment of an independent accountant to audit the Annual Financial Statements for the present fiscal year.

The compensation for the independent accountant – Pistrelli, Díaz y Asociados and Deloitte & Co – for auditing the Financial Statements for the fiscal year ended December 31, 2002, was set at Ps. 770,650.

In addition, Deloitte & Co S.R.L. was appointed as the Bank’s independent accountant for auditing the Bank’s financial statements for the fiscal year ending December 31, 2003.

This resolution was approved and obtained:

Votes in favor:	326,745,422	99.97%
Votes against:	97,182	0.00%
Abstentions:	1,192,149

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO FRANCÉS S.A.

Date: June 20, 2003	By:	/s/ MARÍA ELENA SIBURU DE LÓPEZ OLIVA
	Name: Title:	María Elena Siburu de López Oliva Investor Relations Manager